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02003474

ATES
NGE COMMISSION
..., D.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
MAR 05 2002
143
WASH. D.C.
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KENSINGTON CAPITAL CORP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 13TH Avenue
(No. and Street)

Brooklyn (City) NY (State) 11219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Abram Silver 718 436-2111 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BENJAMIN EPSTEIN
(Name — *if individual, state last, first, middle name*)

1301 Avenue O (Address) Brooklyn (City) NY (State) 11230 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Abram Silver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KENSINGTON CAPITAL CORP, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRES

Title



Notary Public

TAMMY G. NEWMAN
Notary Public, State of New York
No. 24-4779838
Qualified in Kings County
Commission Expires 4/30/03

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENJAMIN EPSTEIN
CERTIFIED PUBLIC ACCOUNTANT

TELEPHONE (718) 376-0593

1301 AVENUE O
BROOKLYN, NEW YORK 11230

To the Stockholders
Kensington Capital Corp.
4910 13 Avenue
Brooklyn, N.Y. 11219

Gentlemen:

I have examined the accompanying Financial Statements (Focus Report) (Form X-17A-5) of Kensington Capital Corp. as of December 31, 2001.

In connection therewith, I have reviewed the system of internal control, including the procedure for safe-guarding securities. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances, and I have observed the audit requirements prescribed by the Securities and Exchange Commission with respect to such examination.

In my opinion, the accompanying Financial Statements (focus report) (Form X-17A-5) present fairly the financial position of Kensington Capital Corp. as of December 31, 2001 in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year, and in the form required by the Securities and Exchange Commission.



Benjamin Epstein
Certified Public Accountant

Brooklyn, NY
February 20, 2002

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [✓ 16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]

4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER: KENSINGTON CAPITAL CORP [13]

SEC. FILE NO. 8-28301 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

4910 13th Avenue [20]
(No. and Street)

FIRM ID NO. 1742 [15]

FOR PERIOD BEGINNING (MM/DD/YY) 01/01/01 [24]

AND ENDING (MM/DD/YY) 12/31/01 [25]

Brooklyn [21] NY [22] 11219 [23]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

Abram Silver 718 436-2111 [30] [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT — OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [40] NO [✓ 41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 2002

Manual Signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

NYSE

PENDENT PUBLIC ACCOUNTANT whose op[illegible]n is contained in this Report

E (If individual, state last, first, middle name)

Benjamin - Epstein 70

RESS

1301 AVE O 71 Brooklyn 72 NY 73 11230 74

Number and Street | City | State | Zip Code

ECK ONE

☒ Certified Public Accountant 75

☐ Public Accountant 76

☐ Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53

KENSINGTON CAPITAL CORP | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]

SEC FILE NO. 8-28320 [98]

Consolidated [198]

Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
Cash	$ 70652	[200]			$ 70652	[750]
Receivables from brokers or dealers:						
A. Clearance account		[295]				
B. Other		[300]	$	[550]		[810]
Receivables from non-customers		[355]		[600]		[830]
Securities and spot commodities owned, at market value:						
A. Exempted securities		[418]				
B. Debt securities		[419]				
C. Options		[420]				
D. Other securities	477,476	[424]				
E. Spot commodities		[430]			477,476	[850]
Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		[440]		[610]		[860]
Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]		[630]		[880]
A. Exempted securities $ [150]						
B. Other securities $ [160]						
Secured demand notes:		[470]		[640]		[890]
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				[650]		
C. Contributed for use of the company, at market value				[660]		[900]
Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]		[670]		[910]
0. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		[490]	13450	[680]	13450	[920]
1. Other assets		[535]	108,177	[735]	108177	[930]
2. Total Assets	$ 548128	[540]	$ 121,627	[740]	$ 669755	[940]

OMIT PENNIES

BROKER OR DEALER

KENSINGTON CAPITAL CORP as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account	124 179	1114		1315	124 179	1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value:			3168	1360	3168	1620
17. Accounts payable, accrued liabilities, expenses and other	52620	1205		1385	52620	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1(d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 176799	1230	$ 3168	1450	$ 179967	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			40,000	1792
C. Additional paid-in capital			271,738	1793
D. Retained earnings			178050	1794
E. Total			489788	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 489788	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 669755	1810

OMIT PENNIES

BROKER OR DEALER KENSINGTON CAPITAL CORP as of 12/31/01

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 489788	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			489788	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 121627	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(121627)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 368161	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	49608	3734		
D. Undue concentration	19029	3650		
E. Other (List)		3736	(68637)	3740
10. Net Capital			$ 299524	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KENSINGTON CAPITAL CORP as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

rt A

Minimum net capital required (6-2/3% of line 19)	$	11,775	3756
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
Net capital requirement (greater of line 11 or 12)	$	100,000	3760
Excess net capital (line 10 less 13)	$	199524	3770
Excess net capital at 1000% (line 10 less 10% of line 19)	$	281844	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition			$ 176799	3790
Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
Total aggregate indebtedness			$ 176,799	3840
Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 59	3850
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

art B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BROKER OR DEALER

KENSINGTON CAPITAL CORP

For the period (MMDDYY) from 01/01/01 [3932] to 12/31/01 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 790705	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions	790705	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading	79583	3949
c. Total gain (loss)	79583	3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	156895	3995
9. Total revenue	$ 1027183	4030

EXPENSES

Item			Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			272984	4120
11. Other employee compensation and benefits			122,055	4115
12. Commissions paid to other brokers-dealers				4140
13. Interest expense			350	4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			67048	4195
15. Other expenses			759444	4100
16. Total expenses			$ 1321881	4200

NET INCOME

Item			Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (194698)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (194698)	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal Income taxes and extraordinary items	13,960	4211

PART IIA

BROKER OR DEALER
KENSINGTON CAPITAL CORP

For the period (MMDDYY) from 01/01/00 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Balance, beginning of period		$ 717798	4240
A. Net income (loss)		(194698)	4250
B. Additions (includes non-conforming capital of	$ [4262])		4260
C. Deductions (includes non-conforming capital of	$ [4272])	33312	4270
Balance, end of period (from item 1800)		$ 489788	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

BROKER OR DEALER

KENSINGTON CAPITAL CORP   as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) - $2,500 capital category as per Rule 15c3-1 .... ______ 4550

B. (k) (2) (A) - "Special Account for the Exclusive Benefit of customers" maintained .... ______ 4560

C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm SOUTHWEST SECURITIES INC. 4335 ______ 4570

D. (k) (3)-Exempted by order of the Commission .... ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

BENJAMIN EPSTEIN
CERTIFIED PUBLIC ACCOUNTANT

1301 AVENUE O
BROOKLYN, NEW YORK 11230

TELEPHONE (718) 376-0593

To the Stockholders
KENSINGTON CAPITAL CORP.
Brooklyn, New York

I have examined the accompanying financial statements of KENSINGTON CAPITAL CORP. for the year ended December 31, 2001, and have issued my report thereon dated February 20, 2002. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company under Rule 17a-5(g)(1) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governor of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

.../..

To the Stockholders
KENSINGTON CAPITAL CORP.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of KENSINGTON CAPITAL CORP. taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the New York Stock Exchange and should not be used for any other purpose.



Benjamin Epstein
Certified Public Accountant

Brooklyn, NY
February 20, 2002

KENSINGTON CAPITAL CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

BENJAMIN EPSTEIN
CERTIFIED PUBLIC ACCOUNTANT

1301 AVENUE O
BROOKLYN, NEW YORK 11230

TELEPHONE (718) 376-0593

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
KENSINGTON CAPITAL CORP.
Brooklyn, New York

I have audited the accompanying statement of financial condition of **KENSINGTON CAPITAL CORP.** as of December 31, 2001 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on the audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **KENSINGTON CAPITAL CORP.** as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Benjamin Epstein
Certified Public Accountant

Brooklyn, NY
February 20, 2002

KENSINGTON CAPITAL CORP.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$	70,652
Money Market Account		169,334
Prepaid Expenses and Other Receivables		102,070
Prepaid Corporate Taxes		2,875
Securities - Long		308,142
Furniture, Fixtures and Equipment, at cost, less accumulated depreciation of $124,422		13,450
Security Deposit		3,232
TOTAL ASSETS	$	669,755

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued Expenses and Payroll Taxes	$	19,448
Accrued Salaries		33,172
Due to Broker		124,179
Securities Sold - Not Yet Purchased		3,168
Total Liabilities		179,967
Stockholders' Equity		
Common Stock - no par value; authorized, issued and outstanding, 200 shares		40,000
Additional Paid-in Capital		271,738
Retained Earnings		178,050
Total Stockholder's Equity		489,788
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	669,755

See Accountants' Report and Notes to Financial Statements

KENSINGTON CAPITAL CORP.
Statements of Income and Retained Earnings
For the Year Ended DECEMBER 31, 2001

INCOME	
Commission Revenue	$ 790,705
Profit on Securities Trading (Note 9)	79,583
Interest and Dividend Income	65,786
Other Income	91,109
Total Income	1,027,183
OPERATING EXPENSES	
Commissions	2,000
Salaries - Officers	272,984
Salaries - Other	122,055
Clearance Charges	228,234
Professional Fees	22,063
Rent	18,878
Registration & Filing Fees	67,048
Telephone	19,563
Interest and Bank Charges	596
Travel Expenses	48,663
Office Expense	15,055
Insurance	85,393
Auto Expenses	18,672
Depreciation	18,259
Miscellaneous Taxes	36,025
Advertising and Promotion	65,062
Customer writeoff	130,675
Computer Expense	5,449
Miscellaneous Expenses	43,327
Repairs and Maintenance	399
Total Operating Expenses	1,220,400
Operating Income	(193,217)
Provision for Income Taxes	1,481
Net Income	(194,698)
Retained Earnings - Beginning of Year	406,060
Less:Shareholder Distributions	(33,312)
Retained Earnings - End of Year	$ 178,050

See Accountants' Report and Notes to Financial Statements

KENSINGTON CAPITAL CORP.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$(194,698)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	18,259
Changes in Assets and Liabilities:	
Securities	(76,418)
Due to/from Broker	62,220
Loans & Exchanges	830
Accrued Expenses & Payroll Taxes	(47,561)
Accrued Salaries	4,308
Securities Sold-Not Yet Purchased	(3,232)
Corporate Income Taxes Payable	66,530
Total adjustments	24,936
Net cash provided (used) by operating activities	(169,762)
Cash flows from investing activities:	
Purchase Fixed Assets	(15,176)
Net cash provided (used) by investing activities	(15,176)
Cash flows from financing activities:	
Distributions to Shareholders	(33,312)
Net cash provided (used) by financing activities	(33,312)
Net increase (decrease) in cash and equivalents	(218,250)
Cash and equivalents, beginning	458,236
Cash and equivalents, ending	$ 239,986

Supplemental disclosures of cash flow information:

Cash paid during the period for:

Interest Expense	350

See accountant's report and notes to financial statements

KENSINGTON CAPITAL CORP.
Notes to Financial Statements
December 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For financial statement purposes and income tax purposes, KENSINGTON CAPITAL CORP. (the "Company") records revenues and expenditures on the accrual basis of accounting.

Depreciation:
Depreciation is computed using the straight-line method over the estimated useful life.

Cash and Cash Equivalents:
The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

NOTE 2- DUE FROM BROKER

The Company's securities transactions are cleared through Southwest Securities, and all the Company's trading accounts and customer's accounts are carried by Southwest Securities. Southwest Securities remits to the Company all profit on the Company's trading accounts and all commissions due net of clearance charges, trading errors and miscellaneous related charges, at the end of the month.

NOTE 3 - SECURITIES

Securities consist of marketable equity securities at quoted market values.

NOTE 4 - SECURITIES SOLD - NOT YET PURCHASED

Securities Sold-Not Yet Purchased consist of marketable equity securities at quoted market values.

NOTE 5 - FIXED ASSETS

Fixed assets consist of the following:

			Accumulated	Net Book
		Cost	Depreciation	Value
Furniture & Fixtures		$ 75,051	$ 75,051	$ -0-
Computer Equipment		60,321	48,871	11,450
Automobile		2,500	500	2,000
	Total	$137,872	$124,422	$13,450

See Accountants' Report

NOTE 6 - PROFIT ON TRADING

This amount includes unrealized gains (losses) on securities, as follows:

Securities	$17,043
Securities Sold Not Yet Purchased (Short Sales)	182

NOTE 7 - INCOME TAXES

The Company has elected, by unanimous consent of its shareholders to be taxed under the provisions of sub-Chapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual income taxes on their respective share of the Company's taxable income.

Provision for income taxes consists of the following:

New York State Corporation Tax	$ 225
New York City Corporation Tax	1,256
Total	$1,481

NOTE 8 - INTERNAL CONTROL

No material inadequacies were found to exist.

NOTE 9 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The following data has been excerpted from the Company's Focus Report for the year ended:

Net Capital	$299,524
Required Net Capital	$100,000
Excess Net Capital	$199,524
Ratio of Aggregate Indebtedness to Net Capital	.59

NOTE 10 - DISTRIBUTIONS TO SHAREHOLDERS

In accordance with the loan agreements and shareholders' employment agreement, the shareholders are entitled to receive corporation distributions or shareholder/officer bonuses equal to the additional individual income taxes incurred for their proportionate share of the Company's taxable income.

During the twelve (12) months ended December 31, 2001, the Company distributed to the shareholders from retained earnings, $33,312 for 2000 income taxes.

KENSINGTON CAPITAL CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
DECEMBER 31, 2001

Account	Per Unaudited	Per Audited	Difference	Explanation
Cash	$70,021	$70,652	631	Void Uncleared Checks
Securities	477,476	477,476	-0-	
Fixed Assets	13,450	13,450	-0-	
Other Assets	109,658	108,177	(1,481)	Reclassification of prepaid expenses
Total Assets	670,605	669,755	(850)	
Due to Broker	124,179	124,179	-0-	
Accrued Expenses	52,620	52,620	-0-	Accruals
Securities Sold - Not Yet Purchased	3,168	3,168	-0-	
Total Liabilities	179,967	179,967	-0-	
Common Stock	40,000	40,000	-0-	
Paid In Capital	271,738	271,738	-0-	
Retained Earnings	179,967	178,050	(1,917)	Reclassification of prepaid expenses Void of Uncleared Checks
Ownership Equity	491,705	489,788	-0-	
Non-Allowable Assets	123,108	121,627	(1,481)	Reclassification of Prepaid Expenses
Haircuts	49,608	49,608	-0-	
Undue Concentration	19,038	19,028	(9)	
Net Capital	298,884	299,524	640	Accruals